EXHIBIT 99.1

Just Energy Group Inc. Announces Strategic Review Process

TORONTO, June 06, 2019 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) today announced that its Board of Directors has decided to undertake a formal review process to evaluate strategic alternatives available to the Company (the “Strategic Review”). This decision follows expressions of interest from a number of parties concerning potential transactions involving the Company.

The Board of Directors has appointed its Strategic Initiatives Committee, comprised of all of the independent directors, to oversee the Strategic Review, with the assistance of Guggenheim Partners, LLC and National Bank Financial Inc., who have been retained as co-financial advisors.  Rebecca MacDonald, Executive Chair of the Company said, “The Board’s goal is to unlock shareholder value with a view to the best interests of Just Energy and all its stakeholders.”

This Strategic Review is not expected to have an impact on customers, suppliers or employees of Just Energy, nor on its operations, which are continuing as usual.

The Company has not established a definitive timeline to complete the Strategic Review, no decisions related to any strategic alternative have been reached at this time and there is no assurance that a transaction will result from the Strategic Review. The Company does not intend to comment further with respect to the Strategic Review unless and until it determines that additional disclosure is appropriate in the circumstances and in accordance with the requirements of applicable securities laws.

About Just Energy Group Inc.

Just Energy is a leading consumer company focused on essential needs, including electricity and natural gas commodities; health and well-being, such as water quality and filtration devices; and utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States, Canada and the United Kingdom, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Green Star Energy, Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy, and terrapass. Visit https://investors.justenergy.com/ to learn more.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements, including with respect to the Strategic Review and the ability to unlock shareholder value. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to the results of the Strategic Review and whether any transaction will result therefrom or otherwise be implemented by the Company, general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Mark Hanrahan
Chief Strategy Officer
Phone: (416) 367-2238
mhanrahan@justenergy.com

or

Michael Cummings
Investor Relations
Phone: (617) 982-0475
michael.cummings@alpha-ir.com